2024 REPORT

My Panda


my panda
Help Me With...

LETTER

Dear investors,

This past year has been a whirlwind of growth, innovation, and learning. We've made major strides in expanding My Panda beyond direct-to-consumer services and into the B2B space with My Panda for Business, helping companies support their employees with personal assistance. Additionally, our latest initiative, Garden Panda, taps into the home services market, providing much-needed support for plant installations.

Beyond our service expansion, we've also invested heavily in foundational improvements to our technology and operations. With funds from last year's Wefunder raise, we made major UX/UI upgrades to improve the customer experience, built out new admin tools to streamline operations, and refined processes that set the groundwork for scalable growth. These improvements are already

increasing efficiency and positioning us to handle more demand as we continue to grow.

Raising capital remains one of our biggest challenges. Traditional venture funding has been difficult to secure, which makes Wefunder an invaluable platform that allows our community to be part of our growth. We are deeply grateful to each of you for believing in our mission and helping us build a business that genuinely changes lives —both for our customers and our Pandas.

One customer recently shared:

"My Panda has been life-changing. As a single mom running my own business, I used to feel like I was drowning. Now, I have help when I need it, and I finally feel like I can breathe."

Testimonials like these are the things that warm my heart and keep us going through the tough times!And it's not just customers—our Pandas are benefiting too. Many are caregivers, students, or retirees who need flexible, meaningful work. The ability to support them while helping busy people reclaim their time is what keeps us going. While we still have challenges ahead—scaling efficiently, acquiring new customers quickly, and securing the funding we need—we know we're on the right path. Thank you for being part of this journey. Your support, whether through investing more, sharing our campaign, or spreading the word, helps us grow and make an even bigger impact.

We need your help!

Our biggest need right now is support in our current fundraising round on Wefunder—whether by investing more or sharing our campaign with your networks. Your investment helps us scale operations, reach more customers, and grow My Panda for Business and Garden Panda. **https://wefunder.com/my.panda/**
Additionally, we'd love introductions to HR leaders, business owners, and companies that might be interested in offering My Panda as an employee benefit. This is a key area of growth for us, and warm referrals make all the

difference. https://business.mypandaapp.com/

Finally, spreading the word about My Panda and Garden Panda is incredibly valuable. Whether through social media, word-of-mouth, or community groups, letting others know about our services helps us grow faster. If you know anyone who could benefit from My Panda—whether for personal use or as an employee benefit—please send them our way! Every share, introduction, and investment brings us closer to our vision.

Sincerely,

Tamara V Lucas

CEO

How did we do this year?

REPORT CARD

B-

☺ The Good

Launched My Panda for Business, expanding into B2B employee benefits.

Introduced Garden Panda, tapping into the home services market.

Improved UX/UI in product & streamlined operational processes.

☹ The Bad

Scaling challenges impacted service availability and efficiency.

Slow fundraising limited growth and expansion plans

Customer growth is slower than desired, despite strong demand.

2024 At a Glance

January 1 to December 31



$241,945 +16%
Revenue



-$174,765
Net Loss



$60,091 [30%]
Short Term Debt



$200,212
Raised in 2024



$4,794
Cash on Hand
As of 03/ 7/25



● Revenues   ● Profit

$241,945

$208,129

-$107,229

-$174,765

2023   2024

Net Margin: -72%   Gross Margin: 37%   Return on Assets: -2,076%   Earnings per Share: -$0.16

Revenue per Employee: $241,945   Cash to Assets: 76%   Revenue to Receivables: ~

Debt Ratio: 2,068%

⬚ Annual_Reporting_2024_P_and_L.pdf   ⬚ Annual_Reporting_2024_balance_sheet.pdf

⬚ My_Panda_Financials.pdf   ⬚ Annual_Reporting_2024_cash_flows.pdf

⬚ MyPanda_Financial_Report_2023_and_2024.pdf

We  Our 108 Investors

Thank You For Believing In Us

Evan J SEGAL
Jacqui Chew
Marc Frankel
Happy Talks
Anna C
Lauren Rosa Sangaline
Susan Perlman
Nicole Barton
Amy Marti
Mbgw Global Holdings
Jill Davis
Erika Santee
Reagan H Koski
Leslie Taylor
Amani Clemons
Mark Mullinax
Mike Jones
Rob Broadfoot

Mario Cambardella
Jenn Graham
Kristin Unzicker
Kerri O'Brien
Katherine Falen
Deana Griffin
Rhani Lott
Angela Deokar
Elizabeth Holmes...
Rachel Braun
Marcy Haight
Emily Klein
Cynthia Wells
Ari Esters
Connie Bridges
Marie Hunter
Jessica Hubley

Julie Hussey
Kianna Session
Jennifer Sparks
Darin Meier
Kris Hall
Lynne Danielle...
Carol Boender
Anna Hamilton
Suzanne Thompson
Amy Logan
Robert Davis
Laurie Taglialatela
Danyelle L Lantz
Adrianna Berlin
Carrie McKinnon
Rachel Weinthal
James Gray III

Pete Rosskamm
Claudia Tucker
L W
Deborah Chaney
Amanda F
Morgan Greenleaf
Emily Ward
Amin Shahid
Jill Joyner
Alyda Merritt
Benjamin Charity
Tami Emory
Kiplyn Lewis
Laura Spriggs
Seth Young
Rebecca Coleman
Allyson Eman

Victor Dufour
Carrie Griffin
Becky Berry
Angela Fusaro
Daniela Santangelo
Dana Tottenham
Nathan Vrooman
Shannon O'Daniel
Patricia A POTTS
Marisa Vrooman
Jeb Stewart
Jenny Aiken
Denise Smith
Dana Russell
Caleb Edwards
Ronald Jerry Frazer
Erik Hansen

Kacie Gordon
Anna Watkins
Helena Clemons
Eileen Lee
Sherri Glass
Mary Ford
Shelli Pavone
Connie Weber
Seth Weiner
Tim Dorr
Seanrox Rox
Jennifer Joyner
Elizabeth Marvel
Shannon Goines
Amanda Graves
Chad Patnode
Jessica Cusick-...

Thank You!

From the My Panda Team



Tamara V Lucas 🔗

CEO

MSW with 20+ yrs experience in
service, sales and management in
the fine wine industry. Graduate of
Emory's Start:ME program, City of
Atlanta's Women's Entrepreneursh...



Jonathan Richter in

Head of Product

Founder and CEO of Winnona
Partners, a custom software
development and consulting
company. Research Fellow - Th...



Chris Waterbury in

Lead Developer

CTO & Developer at Winnona
Partners, a custom software
development and consulting
company. Previous founder an...



Anna Kanze Hamilton in

Operations and Strategy

MBA, Advisor on green job
creation & gender and racial
equity. Oversaw operations at
Croatan Institute. Launched...

Details

The Board of Directors

Director	Occupation	Joined
Tamara Vrooman Lucas	Founder, CEO @ Bamboo Services, DBA My Panda	2019

Officers

Officer	Title	Joined
Tamara Vrooman Lucas	CEO	2019

Voting Power ❓

Holder	Securities Held	Voting Power
Tamara Vrooman Lucas	628,889 Common	56.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2020	$25,000	Safe	Section 4(a)(2)
11/2020	$50,000		Section 4(a)(2)
05/2021	$1,278		Other
08/2021	$7,500		Other
06/2022	$35,793		Other
06/2022	$95,400	Common Stock	Regulation D, Rule 506(b)
06/2022	$60,000	Safe	Regulation D, Rule 506(b)
06/2022	$10,000	Safe	Regulation D, Rule 506(b)
06/2022	$20,000	Common Stock	Regulation D, Rule 506(b)
07/2022	$100,000		Section 4(a)(2)
06/2023	$15,000	Safe	Regulation D, Rule 506(b)
11/2023	$58,068		Other
11/2023	$31,682		Other
04/2024	$90,837		Other
04/2024	$60,375		4(a)(6)
05/2024	$25,000	Safe	Regulation D, Rule 506(b)
11/2024	$24,000		Other
03/2025	$20,619		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/22/2022	$100,000 ❓	5.0%	20.0%	$3,000,000	

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
SBA PPP Program ❓	05/14/2021	$1,278	$0 ❓	0.0%		
SBA EIDL ❓	08/25/2021	$7,500	$7,486 ❓	3.75%	05/19/2050	Yes
Amanda Farahany ❓	06/08/2022	$35,793	$33,589 ❓	10.0%		Yes
Stripe ❓	11/02/2023	$58,068	$17,629 ❓	0.0%		Yes

Tamara Lucas	11/28/2023	$31,682	$31,682	0.0%		Yes
The Atlanta Development Authority d/b/a Invest Atlanta	04/02/2024	$90,837	$90,837	3.0%	12/04/2029	Yes
Stripe	11/03/2024	$24,000	$13,756	0.0%	05/04/2026	Yes
Headway Capital	03/17/2025	$20,619	$20,716	58.78%	10/13/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,500,000	1,111,111	Yes

Warrants:	0
Options:	123

Form C Risks:

As we scale, it is crucial that we maintain our high level of service quality. This is at risk if we are not able to maintain our current culture as we expand.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are an early stage company, and have not yet been profitable. It is possible we will not become profitable until late in 2024.

If macro-economic conditions continue to prove challenging, we may struggle to acquire customers at the rate predicted.

Due to the marketplace model of our business, we are at risk of losing top providers and churning customers due to them working together outside of our systems.

Our projections for growth may not be reached if we cannot grow a strong sales process to get new companies and partners onboard as quickly as anticipated.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

A new competitor could come on the market and reduce our market share for both customers and providers.

The availability of competent providers may vary as we scale into new markets or as the overall job market varies. Our acquisition costs may increase significantly to keep this side of the marketplace adequately supplied.

Potential legal risks or liability issues from poor conduct or unintentional harm caused on the part of our providers.

If another public health or natural disaster happens, our model could be at risk given our in-person, high touch approach.

Key person risk - as a solo founder, if the CEO is incapacitated or otherwise unavailable it would take time to get new leadership in place and up to speed.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-

interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Bamboo Services, Inc.

Delaware Corporation
Organized September 2019
1 employees
621 North Avenue NE
Building D - Suite 310
Atlanta GA 30308 http://mypandaapp.com

Business Description

Refer to the My Panda profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

My Panda is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄